UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 001-13927

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form 10-D  [ ] Form N-SAR

For Period Ended: December 31, 2006

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

     Read Instruction (on back page) Before Preparing Form. Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

                        PART I -- REGISTRANT INFORMATION

                             DRESSER-RAND GROUP INC.
                             Full Name of Registrant

--------------------------------------------------------------------------------
                            Former Name if Applicable
                      1200 West Sam Houston Parkway, North

--------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                              Houston, Texas 77043

--------------------------------------------------------------------------------
                            City, State and Zip Code

--------------------------------------------------------------------------------

                        Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
                   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed
       [X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================

                             PART III. -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dresser-Rand Group Inc. (the "Registrant") was unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 by March 1, 2007 without unreasonable effort and expense. The Registrant and its independent registered public accounting firm are still in the process of completing their work required in order for the Registrant's independent registered public accounting firm to render its opinion on the Registrant's financial statements and internal control over financial reporting. The Registrant continues to dedicate significant resources to the audit of the financial statements, testing internal control over financial reporting and preparing the 2006 Form 10-K. The registrant currently anticipates filing its 2006 Form 10-K in the next few days which would be before the extended deadline of March 16, 2007.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification Leornard M. Anthony (713) 973-5385
         (Name)            (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             DRESSER-RAND GROUP INC.
                  --------------------------------------------
                  (Name of registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 1, 2007       By:  /s/ Leonard M. Anthony
                               ---------------------------
                               Leonard M. Anthony,
                               Executive Vice President
                               and Chief Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).